

Mail Stop 3720

September 1, 2006

Mr. Thomas A. Bartlett
Senior Vice President and Controller
Verizon Communications Inc.
140 West Street
New York, NY 10007

      Re: **Verizon Communications Inc.**
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 14, 2006
              Forms 10-Q for the quarterly periods ended June 30, 2006
              File No. 1-8606

Dear Mr. Bartlett:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

General

1. We note from your website that you may have operations associated with Cuba, Iran, North Korea, Syria and Sudan. Each of these countries is identified as a state sponsor of terrorism by the U.S. State Department and subject to U.S. economic sanctions and/or controls. In particular, we note your Global Rental, GSM Coverage and other web pages with rates for calls to Iran, Syria and Sudan.

We note also the international rates for domestic calls to each of the six countries. Your Form 10-K does not contain any disclosure about operations associated with these countries. Please address the materiality of your contacts with these countries. Your response should describe your current, historical and anticipated operations in, and contacts with, these countries, whether through subsidiaries, affiliates, joint ventures or other direct and indirect arrangements, including any arrangements for voice service within these countries provided by affiliates or third parties.

2. In your materiality analysis, please discuss whether your operations or contacts, if any, constitute a material investment risk for your security holders. Please also address the impact on your business of any operational challenges or regulatory compliance challenges resulting from operations associated with the six countries.

3. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Cuba, North Korea, Iran, Syria, and Sudan, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in the five countries.

Form 10-Q for the quarterly period ended June 30, 2006

Item 9A. Controls and Procedures, page 21

4. We note that, based on an evaluation completed as of the end of the three months ended June 30, 2006, the CEO and CFO concluded that the company's disclosure controls and procedures are effective in "to ensure that that material information relating to the registrant and its consolidated subsidiaries would be accumulated and communicated to them by others within those entities, particularly during the

period in which this Quarterly Report was being prepared, to allow timely decisions regarding required disclosure." This conclusion, however, goes to only one part of the definition of "disclosure controls and procedures." See Rule 13a-15(e) under the Securities Exchange Act of 1934. In your response to this comment letter, please confirm that the CEO and CFO concluded, as of the end of the fiscal year ended December 31, 2003, that (1) "*disclosure controls and procedures* means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms," and that (2) "disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Rule 13a-15(e). Alternatively, you may simply confirm that the CEO and CFO concluded, on the applicable dates, that the company's disclosure controls and procedures were effective. Also confirm that you will comply with this comment in all future filings.

5. Your conclusion as to the effectiveness of disclosure controls and procedures should clearly state that they either are or are not effective. Therefore, please confirm that your CEO and CFO concluded that your disclosure controls and procedures were effective as of June 30, 2006, and confirm that in all future filings, you will not use the word "adequate" when summarizing the conclusion as to the effectiveness of your disclosure controls and procedures.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director